August 27, 2024

Josh Whipple
Chief Financial Officer
Global Payments Inc.
3550 Lenox Road
Atlanta, GA 30326

        Re: Global Payments Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-16111
Dear Josh Whipple:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 42

1. Please revise your discussion to quantify factors to which changes are attributed. For revenues, quantify the increased transaction volume resulting from the EVO acquisition, growth in subscription and software revenues, and offsetting decreases due to the disposition of your Consumer Solutions segment. In your revenue discussion, please discuss the extent of the increased revenues due to changes in prices or to changes in the volume or amount of products or services being sold, or to the introduction of new products or services. For cost of service, quantify the impacts of acquisitions, dispositions, and discuss cost of service separately for each reportable segment. Refer to Item
       303(b)(2) of Regulation S-K.
 August 27, 2024
Page 2
Notes to Consolidated Financial Statements
Note 4 - Revenues, page 82

2. We note you disaggregate revenue by geography and reportable segment, both of which are required by ASC 280, Segment Reporting, and you disaggregate Merchant Solutions segment revenue by distribution channel ('relationship-led' and 'technology-enabled').
       Please tell us how you considered the requirement of ASC 606-10-50-5 and 55-89 through 55-91 in determining your disclosure of disaggregated revenue from contracts with customers and ASC 280-10-50-40 in disclosing products and services.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services